UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(B) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Commission File No. 1-8061

                           FREQUENCY ELECTRONICS, INC.
             (Exact name of Registrant as specified in its charter)

                             American Stock Exchange
            (Name of Exchange where security is listed or registered

             Delaware                                    11-1986657
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
  incorporation or organization)

55 CHARLES LINDBERGH BLVD., MITCHEL FIELD, N.Y.             11553
   (Address of principal executive offices)              (Zip Code)

                          Common Stock, $1.00 par value
                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration.

__   17CFR 240.12d2-2(a)(1)

__   17CFR 240.12d2-2(a)(2)

__   17CFR 240.12d2-2(a)(3)

__   17CFR 240.12d2-2(a)(4)

__ Pursuant to 17CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

 X Pursuant to 17CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Frequency Electronics, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 24, 2006      By: /s/ Alan Miller     Treasurer and Chief Financial Officer
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    Date                 Alan Miller                      Title